

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 24, 2017

Jeffrey A. Cella
CF Fund II, LLC
5000 W. Tilghman Street, Suite 249
Allentown, PA 18104-9109

> **Re:** **CF Fund II, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed October 10, 2017**
> **File No. 024-10732**

Dear Mr. Cella:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2017 letter.

General

1. Please revise your offering statement to include current audited financial statements and a current consent from your independent accountant.

Offering Circular Cover Page

2. We note your response to comment 2 stating that the company will offer promissory notes on an "as needed" basis and that when there are no existing or potential deals to fund by the company, it will not be selling any notes to investors. Based on your response, we remain concerned that your contemplated offering appears to be a delayed offering due to the company's ability to suspend/resume sales of its notes on an "as

needed" basis, which is not permissible under Securities Act Rule 251(d)(3)(i)(F). Please revise the terms of your offering to bring it within compliance with Rule 251(d)(3)(i)(F).

Exhibits

Exhibit 4 – Subscription Agreement

3.   We note your revisions and response to comment 8. However, as previously noted, Section 2(b) of the Subscription Agreement appears to constitute an inappropriate disclaimer and should be removed. In particular, the language requiring purchasers to represent and warrant that they have "read and understand the Articles and Operating Agreement and understand how the Company functions as a corporate entity" may operate as a waiver of liability. Please remove this language.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        Era Anagnosti
                                        Legal Branch Chief
                                        Office of Financial Services

cc: Melissa L. Lucar, Esq.